UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-64879

MS Structured Asset Corp.
(Exact Name of Registrant as Specified in its Charter)

1585 Broadway, New York, New York, 10036 (212) 761-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SATURNS Verizon Global Funding Debenture Backed Series 2002-9    7.50% Callabale Units
SATURNS CSFB USA Debenture Backed Series 2002-10    7.00% Callabale Units
(Title of each class of securities covered by this Form)

SATURNS Cummins Engine Company Debenture Backed Series 2001-4 9.25% Callable Units
SATURNS Bank of America Debenture Backed Series 2001-6 7.25% Callable Units
SATURNS DPL Capital Security Backed Series 2002-3 Class A Callable Units
SATURNS DPL Capital Security Backed Series 2002-4 Class A Callable Units
SATURNS DPL Capital Security Backed Series 2002-7 Class A Callable Units
SATURNS AIG Capital Security Backed Series 2002-11 Class A Callable Units
SATURNS GE Global Debenture Backed Series 2002-14 Callable Units
SATURNS Goodrich Corp. Debenture Backed Series 2002-15 Callable Units
SATURNS Sprint Capital Debenture Backed Series 2003-2 Callable Units
SATURNS Aon Capital Security Backed Series 2003-3 Class A Callable Units
SATURNS Dow Chemical Company Debenture Backed Series 2003-4 Callable Units
SATURNS Ford Motor Company Debenture Backed Series 2003-5 Callable Units
SATURNS Goldman Sachs Group Debenture Backed Series 2003-6 Callable Units
SATURNS The May Department Stores Company Debenture Backed Series 2003-7 Callable Units
SATURNS The Hertz Corporation Debenture Backed Series 2003-8 Callable Units
SATURNS Altria Group Inc. Debenture Backed Series 2003-9 Callable Units
SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2003-11 Callable Units
SATURNS DaimlerChrysler North America Holding Corp. Debenture Backed Series 2003-12 Callable Units
SATURNS CSFB USA Debenture Backed Series 2003-13 Callable Units
SATURNS The Hertz Corporation Debenture Backed Series 2003-15 Class A Callable Units
SATURNS Altria Group Inc. Debenture Backed Series 2003-16 Class A Callable Units
SATURNS Altria Group Inc. Debenture Backed Series 2003-16 Class B Interest Only Amortizing Callable Units
SATURNS CBT Series 2003-1 Units
SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class A Callable Units
SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class B Interest Only Amortizing Callable Units
SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2004-2 Class A Callable Units
SATURNS Goldman Capital I Capital Security Backed Series 2004-4 Class A Callable Units
SATURNS Goldman Sachs Capital I Capital Security Backed Series 2004-6 Class A Callable Units
SATURNS Goldman Sachs Capital I Capital Security Backed Series 2005-1 Class A Callable Units
SATURNS Aon Capital Security Backed Series 2005-2 Class A Callable Units
SATURNS Limited Brands Debenture Backed Series 2005-3 Callable Units
TILES JPMorgan Chase Capital XVII Capital Security Backed Series 2005-1 Treasury Index Linked Trust Units
TILES Goldman Sachs Capital I Backed Series 2006-1 Treasury Index Linked Trust Units
SATURNS Tribune Company Backed Series 2006-1 Class A Callable Units
SATURNS Cummins Engine Company Backed Series 2006-2 Callable Units
SATURNS J. C. Penney Company, Inc. Debenture Backed Series 2007-1 Class A Callable Units
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

   Approximate number of holders of record as of the certification or notice date:     0

   Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2008	/s/ Barbara L. Marik
Name: Barbara L. Marik
Title: Senior Vice President